12010396

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FEB 29 2012

Washington DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
World Group Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11315 Johns Creek Parkway
(No. and Street)

Duluth (City) Georgia (State) 30097-1517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Moate (770) 453-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Seth D. Miller, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of World Group Securities, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Seth D. Miller
President

Notary Public

HELEN LINDNER
NOTARY PUBLIC
EXPIRES MAY 23, 2014
HALL COUNTY, GEORGIA.

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

WORLD GROUP SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Years Ended December 31, 2011 and 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
World Group Securities, Inc.

We have audited the accompanying statements of financial condition of World Group Securities, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Group Securities, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material requests in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2012

WORLD GROUP SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	**$ 15,559,279**	$ 5,494,458
Investments, at fair value	**705**	24,564,605
Accounts receivable	**89,033**	500,373
Deferred tax asset, net	**357,031**	357,886
Recoverable from parent under tax allocation agreement	**-**	967,941
Prepaid expenses and other assets	**62,128**	157,145
Commissions receivable	**515,195**	698,405
Intangible assets, less accumulated amortization (2011: $1,921,181 and 2010: $1,806,707)	**78,819**	193,293
Total assets	**$ 16,662,190**	$ 32,934,106
Liabilities and stockholder's equity		
Liabilities		
Salaries, benefits, and bonuses payable	**$ 698,608**	$ 534,212
Accounts payable and other accrued liabilities	**2,306,565**	3,234,188
Due to affiliates, net	**536,270**	14,091,715
Payable to parent under tax allocation agreement	**192,126**	-
Total liabilities	**3,733,569**	17,860,115
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid-in capital	**5,036,189**	5,036,190
Retained earnings	**7,892,332**	10,037,701
Total stockholder's equity	**12,928,621**	15,073,991
Total liabilities and stockholder's equity	**$ 16,662,190**	$ 32,934,106

See accompanying notes.

WORLD GROUP SECURITIES, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2011	**2010**
Revenues		
Commission income	$ **54,179,686**	$ 55,161,854
Other income	**1,682,270**	2,017,409
Total revenues	**55,861,956**	57,179,263
Expenses		
Commissions	**44,720,992**	44,570,139
Employee compensation and related benefit expenses	**6,178,945**	6,139,576
Other operating expenses	**8,168,351**	8,736,896
Total expenses	**59,068,288**	59,446,611
Loss before income taxes	**(3,206,332)**	(2,267,348)
Income tax expense (benefit)		
Current	**(1,113,911)**	(2,250,612)
Deferred	**853**	1,387,304
Income tax expense (benefit)	**(1,113,058)**	(863,308)
Net loss	$ **(2,093,274)**	$ (1,404,040)

See accompanying notes.

WORLD GROUP SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the Years Ended December 31, 2011	2010
Common Stock	$ 100	$ 100
Additional Paid-in Capital		
Balance at beginning of year	$ 5,036,190	$ 5,036,189
Capital contribution from parent	-	1
Return of capital to parent	(1)	-
Balance at end of year	$ 5,036,189	$ 5,036,190
Retained Earnings		
Balance at beginning of year	$ 10,037,701	$ 11,475,255
Net loss	(2,093,274)	(1,404,040)
Dividend to parent	(52,095)	(33,514)
Balance at end of year	$ 7,892,332	$ 10,037,701
Total Stockholder's Equity	$ 12,928,621	$ 15,073,991

See accompanying notes.

WORLD GROUP SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,093,274)	$ (1,404,040)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:		
Changes in:		
Deferred income taxes, net	855	1,387,303
Accounts receivable	411,340	63,732
Recoverable (payable) from parent under tax allocation agreement	1,160,067	1,234,718
Prepaid expenses and other assets	95,017	(3,861)
Commissions receivable	183,210	(137,484)
Due to affiliates	(13,555,445)	6,322,137
Salaries, benefits, and bonuses payable	164,396	(44,668)
Accounts payable and other accrued liabilities	(927,623)	(8,435,744)
Amortization of intangible assets	114,474	128,088
Decrease (increase) in trading securities	24,563,900	(648,638)
Net cash and cash equivalents provided by (used in) operating activities	10,116,917	(1,538,457)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	-	1
Return of capital to parent	(1)	-
Dividend to parent	(52,095)	(33,514)
Net cash and cash equivalents used in financing activities	(52,096)	(33,513)
Net increase (decrease) in cash and cash equivalents	10,064,821	(1,571,970)
Cash and cash equivalents, beginning of year	5,494,458	7,066,428
Cash and cash equivalents, end of year	$ 15,559,279	$ 5,494,458
Supplemental cash flow information		
Net cash received during the year for income taxes	$ 2,221,884	$ 3,451,816
Net cash paid during the year for interest	$ 20,307	$ 22,024

See accompanying notes.

WORLD GROUP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

World Group Securities, Inc. (the "Company") is a wholly owned subsidiary of AEGON Asset Management Services, Inc. ("AAM"), which, in turn, is a wholly owned indirect subsidiary of AEGON N.V. ("AEGON"), a public limited liability share company organized under Dutch law. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily sells life insurance, annuities, and mutual funds, including products offered by subsidiaries of AEGON USA, LLC ("AUSA"), an affiliate, and other unaffiliated companies through its licensed registered representatives.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Investments

The Company's investments in 2011 consist of mutual funds which are carried at the net asset value ("NAV") provided by the fund managers. The Company's investments in 2010 consisted mostly of corporate bonds and were reported at fair value. Fair values of corporate bonds were determined by using valuation techniques for which all significant inputs were based on observable market data, such as prices obtained from pricing services and corroborated broker quotes. If the inputs were unobservable, the fair values for the corporate bonds were estimated based on an indicative quote which had not been corroborated. Changes in the fair value were recorded as other income in the Statements of Operations and amounted to depreciation of $707,573 and $490,121 for the years ended December 31, 2011 and 2010.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Intangible Assets

Intangible assets represent the present value of trail commissions purchased from an unrelated broker-dealer. The intangible asset is evaluated annually for impairment in accordance with GAAP guidance. No impairment occurred in 2011 or 2010. The intangible asset is being amortized based on the expected receipt of the related trail commissions, which ends December 31, 2012. Amortization for the years ended December 31, 2011 and 2010 was $114,474 and $128,088, respectively. The estimated amortization expense for the year ended December 31, 2012 is $78,819.

Commission Income

Sales commissions and fees earned, along with the related commission expenses, on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 24, 2012), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*

On January 1, 2011, the Company adopted guidance (Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements)* requiring separate presentation of information about purchases, sales, issuances, and settlements in the Level 3 reconciliation for fair value measurements using significant unobservable inputs. The adoption affected disclosures but did not impact the Company's results of operations or financial position.

Accounting Guidance Adopted in 2010

ASC 820, *Fair Value Measurements and Disclosures*

The Company adopted guidance (ASU 2010-06, *Improving Disclosures about Fair Value Measurements*) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

Future Adoption of Accounting Guidance

ASC 820, *Fair Value Measurements and Disclosures*

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Some of the amendments represent clarifications of existing requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance on January 1, 2012 and is currently evaluating its impact on the Company's results of operations and financial position.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the quarter.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2011 and 2010:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual fund - equity fund (c)	$ 705	$ -	$ -	$ 705
Total assets	$ 705	$ -	$ -	$ 705

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$ -	$ 5,090,823	$ -	$ 5,090,823
Fixed maturity securities (b)				
Corporate securities	-	23,506,830	309,516	23,816,346
Government and government agencies -				
United States	748,259	-	-	748,259
Fixed maturity securities (b)	748,259	23,506,830	309,516	24,564,605
Total assets	$ 748,259	$ 28,597,653	$ 309,516	$ 29,655,428

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables. The majority of the 2010 balance consists of investments held in money market funds.

(b) Securities are classified as Level 1 if the fair value is determined by observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. Level 1 securities included highly liquid U.S. Treasury and U.S. government agency securities and equity securities. Securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices

included in Level 1, for the asset or prices for similar assets. Securities are classified as Level 3 if the valuations are derived from techniques in which one or more of the significant inputs are unobservable. Level 3 consisted principally of a fixed maturity security whose fair value is estimated based on an indicative quote which has not been corroborated.

(c) Mutual funds are carried at the NAV provided by the fund managers, whose NAV's are quoted in an active market and therefore are considered Level 1.

During 2011 and 2010, there were no transfers between Level 1 and 2, respectively.

The following table provides a summary of the change in fair value of the Company's Level 3 fixed maturity securities at December 31, 2011 and 2010:

Fixed maturity securities	December 31, 2011	December 31, 2010
Balance at beginning of period (a)	$ 309,516	$ -
Purchases	-	458,304
Sales	(305,326)	(149,148)
Changes in valuation (b)	(4,028)	(2,289)
Net realized investment gains (losses) (b)	(162)	2,649
Balance at end of period (a)	$ -	$ 309,516

(a) Recorded as a component of investments at fair value in the Statements of Financial Condition.
(b) Recorded as a component of other income in the Statements of Operations.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with AAM and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to AAM. The Company made distributions to AAM of $52,095 and $33,514 at December 31, 2011 and 2010, respectively, in connection with the tax sharing agreement. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2011 and 2010:

	2011	2010
Federal	$ (1,113,493)	$ (734,537)
State	435	(128,771)
Total income tax benefit	$ (1,113,058)	$ (863,308)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include amortization of intangible assets, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

Deferred income taxes consist of the following at December 31, 2011 and 2010:

	2011	2010
Deferred tax assets	$ **539,947**	$ 715,138
Deferred tax liabilities	**(182,916)**	(357,252)
Net deferred tax asset	$ **357,031**	$ 357,886

There was no valuation allowance at December 31, 2011 and 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2011 or 2010. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the year ended December 31, 2011. The Company recognized $10,629 of interest expense and no penalties for the year ended December 31, 2010.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. Commission revenues include $27,344,729 and $28,820,084 earned during the years ended December 31, 2011 and 2010, respectively, from the sales of life insurance and annuities for affiliated companies.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $4,583,707 and $5,465,587 for the years ended December 31, 2011 and 2010, respectively.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2011, the Company had net capital of $11,446,212, which was $11,187,909 in excess of its required net capital of $258,303. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 in 2011. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the "Special Bank Account"). This account had a balance of $211,282 at December 31, 2011. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2011, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i).

6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

7. Subsequent Events

On January 6, 2012, the Company merged with Transamerica Financial Advisors, Inc. ("TFA"), which was owned by AUSA Holding Company ("AUSA") (82.7%) and Transamerica International Holdings, Inc. ("TIHI") (17.3%), both wholly owned indirect subsidiaries of AEGON. Concurrently, Investment Advisors International, Inc. ("IAI") merged with TFA. The surviving corporation after the mergers was TFA, which will be 51.6% owned by AUSA, 10.8% owned by TIHI and 37.6% owned by AAM. The merger was accounted for in accordance with ASC 805, *Business Combinations*.

Supplemental Information

WORLD GROUP SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2011

Computation of net capital				
Total stockholder's equity			$	12,928,621
Nonallowable assets and deductions				
Commission and other receivables	$	1,100,457		
Other assets		78,819		
Total nonallowable assets and deductions				1,179,276
Net capital before haircuts on securities positions				11,749,345
Haircuts on securities				303,133
Net capital			$	11,446,212
Computation of alternative net capital requirement				
Aggregate indebtedness	$	3,874,540		
Minimum net capital requirement (greater of $250,000 or 6 2/3% of aggregate indebtedness			$	258,303
Excess net capital			$	11,187,909
Ratio of aggregate indebtedness to net capital				34%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

WORLD GROUP SECURITIES, INC.
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Financial Statements and Supplemental Information

World Group Securities, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

World Group Securities, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm